November 26, 2003

British Columbia Securities Commission	Alberta Securities Commission
PO Box 10142, Pacific Centre	21st Floor
701 West Georgia Street	10025 Jasper Ave
Vancouver, BC V7Y 1L2	Edmonton, AB T5J 3Z5

Office of International Corporate Finance	TSX Venture Exchange
Securities and Exchange Commission	P.O. Box 11633
450 Fifth Street NW, Mail Stop 3-7	Suite 2700 - 650 West Georgia Street
Washington, DC 20549	Vancouver, BC V6B 4N9

National Association of Securities Dealers
OTCBB Filings
9801 Washingtonian Blvd
Gaithersburg, MD 20878-5356

RE: Quarterly Financial Statements – September 30, 2003

Dear Sirs/Madams:

Enclosed is one copy of the Company’s quarterly financial statements and supplementary information, for the three-month period ended September 30, 2003 as mailed today to those individuals that appear on the Company’s supplemental shareholders list.

Yours truly,

NETTRON.COM, INC..

“Signed”

Douglas E. Ford
Secretary

Encl.
:kls

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